As filed with the Securities and Exchange Commission on October 1, 2026

Securities Act File No. 333-289446

Investment Company Act File No. 811-24113

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒
And
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 11	☒

IVES ULTRA AI OPPORTUNITIES INC.

(Exact Name of Registrant as Specified in Charter)

600 California Street, 11th Floor

San Francisco, CA 94108
(Address of Principal Executive Offices)
(415) 349-3488
(Registrant’s Telephone Number, including Area Code)

Edward Leathers

600 California Street, 11th Floor

San Francisco, CA 94108
(Name and Address of Agent for Service)

WITH COPIES TO:

Owen J. Pinkerton, Esq.	Mitchell S. Nussbaum, Esq.
Krisztina Nadasdy, Esq.	Angela M. Dowd, Esq.
Eversheds Sutherland (US) LLP	Loeb & Loeb LLP
700 Sixth Street, NW	345 Park Avenue
Washington, DC 20001	New York, New York 10154
Tel: (202) 383-0100	Tel: (212) 407-4000
Fax: (202) 637-3593	Fax: (212) 407-4990

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans. ☐

Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (the “Securities Act”), other than securities offered in connection with dividend or interest reinvestment plans. ☐

Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto. ☐

Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(c) under the Securities Act. ☐

Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act. ☐

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c) of the Securities Act.

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☒	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-289446.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☒	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

Explanatory Note

The purpose of this Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-289446 and 811-24113) (the “Registration Statement”) is to replace certain exhibits set forth in Item 25 to Part C of this Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement. The Prospectus and Statement of Additional Information, in the form filed on September 28, 2026, are unmodified and incorporated by reference herein.

PART C

Other Information

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS

(1)	Financial Statements

Part A:	None
Part B:	Statement of Assets and Liabilities as of June 30, 2026 (Unaudited)
Statement of Operations for the period February 5, 2026 (Seed Date) through June 30, 2026 (Unaudited)
Statement of Assets and Liabilities as of February 5, 2026
Statement of Operations for the One Day Ended February 5, 2026
Report of Independent Registered Public Accounting Firm

(2)	Exhibits

(a)(1)	Articles of Incorporation(1)
(a)(2)	Articles of Amendment(4)
(b)	Amended and Restated Bylaws(4)
(c)	Not Applicable
(d)	Not Applicable
(e)(1)	Dividend Reinvestment Plan(2)
(f)	Not Applicable
(g)	Form of Investment Advisory Agreement(2)
(h)	Underwriting Agreement*
(i)	Not Applicable
(j)(1)	Custody Agreement(2)
(j)(2)	Form of Investment Management Trust Agreement*
(k)(1)	Fund Accounting Servicing Agreement(2)
(k)(2)	Fund Administration Servicing Agreement(2)
(k)(3)	Transfer Agency Servicing Agreement(2)
(k)(4)	Form of Indemnification Agreement(2)
(k)(5)	Tender Offer Policy(5)
(k)(6)	Contribution and Reimbursement Agreement(7)
(k)(7)	Trademark License Agreement by and among Yorkville Ives & Co., Ives Ultra Capital Management LLC and Ives Ultra AI Opportunities Inc.(4)
(l)	Opinion and Consent of Miles & Stockbridge P.C.(3)
(m)	Not applicable
(n)(1)	Consent of Independent Registered Public Accounting Firmpreviously filed
(o)	Not applicable
(p)	Not applicable
(q)	Not applicable
(r)(1)	Code of Ethics of the Registrant(2)
(r)(2)	Code of Ethics of the Adviser(2)
(s)	Filing Fee Table(6)
(t)	Power of Attorney(2)

*	Filed herewith.

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File No. 333-289446), filed with the SEC on August 8, 2025.
(2)	Incorporated by reference to Pre-Effective Amendment No.1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-289446), filed with the SEC on March 2, 2026.
(3)	Incorporated by reference to Pre-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2 (File No. 333-289446), filed with the SEC on July 30, 2026.
(4)	Incorporated by reference to Pre-Effective Amendment No. 6 to the Registrant’s Registration Statement on Form N-2 (File No. 333-289446), filed with the SEC on September 3, 2026.
(5)	Incorporated by reference to Pre-Effective Amendment No. 7 to the Registrant’s Registration Statement on Form N-2 (File No. 333-289446), filed with the SEC on September 22, 2026.
(6)	Incorporated by reference to Pre-Effective Amendment No. 8 to the Registrant’s Registration Statement on Form N-2 (File No. 333-289446), filed with the SEC on September 23, 2026.
(7)	Incorporated by reference to Pre-Effective Amendment No. 9 to the Registrant’s Registration Statement on Form N-2 (File No. 333-289446), filed with the SEC on September 28, 2026.

Item 26. Marketing Arrangements

The information contained under the heading “Underwriting” in the prospectus that forms part of this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

Amount in dollars
U.S. Securities and Exchange Commission registration fee	$27,620
FINRA Filing Fee	30,500
Exchange listing fees	20,000
Printing expenses	15,000
Legal fees and expenses	350,000
Accounting fees and expenses	15,000
Miscellaneous	33,500
Total	$491,620

All of the expenses set forth above will be borne by the Registrant. Note: Except for the SEC registration fee, FINRA filing fee and the Exchange listing fee, all listed amounts are estimates.

Item 28. Persons Controlled by or Under Common Control

The information contained under the headings “The Company,” “Management,” “Related-Party Transactions and Certain Relationships” and “Control Persons and Principal Shareholders” in this Registration Statement is incorporated herein by reference.

Item 29. Number of Holders of Securities

The following table sets forth the approximate number of record holders of our common stock as of September 29, 2026.

Title of Class	Number of Record Holders
Common Stock	1

Item 30. Indemnification

Section 2-418 of the Maryland General Corporation Law allows for the indemnification of officers, directors and any corporate agents in terms sufficiently broad to indemnify these persons under certain circumstances for liabilities, including reimbursement for expenses, incurred arising under the Securities Act. Our certificate of incorporation and bylaws provide that we shall indemnify our directors and officers to the fullest extent authorized or permitted by law and this right to indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, we are not obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by the person unless the proceeding (or part thereof) was authorized or consented to by the Board. The right to indemnification conferred includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.

So long as we are regulated under the 1940 Act, the above indemnification is limited by the 1940 Act or by any valid rule, regulation or order of the SEC thereunder. The 1940 Act provides, among other things, that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct.

The Adviser and its affiliates (each, an “Indemnitee”) are not liable to us for (i) mistakes of judgment or for action or inaction that such person reasonably believed to be in our best interests absent such Indemnitee’s gross negligence, knowing and willful misconduct, or fraud or (ii) losses or expenses due to mistakes of judgment, action or inaction, or the negligence, dishonesty or bad faith of any broker or other agent of the Company who is not an affiliate of such Indemnitee, provided that such person was selected, engaged or retained without gross negligence, willful misconduct, or fraud.

We will indemnify each Indemnitee against any liabilities relating to the offering of our common stock or our business, operation, administration or termination, if the Indemnitee acted in good faith and in a manner it believed to be in, or not opposed to, our interests and except to the extent arising out of the Indemnitee’s gross negligence, fraud or knowing and willful misconduct. We may pay the expenses incurred by the Indemnitee in defending an actual or threatened civil or criminal action in advance of the final disposition of such action, provided the Indemnitee agrees to repay those expenses if found by adjudication not to be entitled to indemnification.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser.

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in this Registration Statement in the sections entitled “The Company,” “Management” and “Management and Other Agreements.” Additional information regarding the Adviser and its officers is set forth in its Form ADV, filed with the SEC (SEC File No. 801-135188), and is incorporated herein by reference.

Item 32. Location of Accounts and Records.

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Ives Ultra AI Opportunities Inc., 600 California Street, 11th Floor, San Francisco, CA 94108;
(2)	the Transfer Agent, 150 Royall Street, Canton, Massachusetts 02021;
(3)	the Custodian, 5065 Wooster Road, Cincinnati, Ohio 45226; and
(4)	the Adviser, Ives Ultra Capital Management LLC, 600 California Street, 11th Floor, San Francisco, CA 94108.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

(1)	We undertake to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than 10% from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.
(2)	Not applicable.
(3)	Not applicable.
(4)	We undertake that:
(a)	For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(5)	Not applicable.
(6)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(7)	We undertake to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, and the State of California on the 1st day of October, 2026.

Ives Ultra AI Opportunities Inc.

By:	/s/ Edward Leathers
Name:	Edward Leathers
Title:	Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on October 1, 2026.

Signature	Title

/s/ Edward Leathers	Director, Chief Executive Officer, President and Secretary (Principal Executive Officer)
Edward Leathers

*	Director
Jeffrey Leathers

*	Director
Daniel Lee

*	Director
Renée Motley

*	Director
Andrew Fleiss

/s/ Daniel Hess	Principal Financial Officer and Treasurer
Daniel Hess

/s/ Edward Leathers

Edward Leathers, Attorney-in-Fact, pursuant to a power of attorney filed as Exhibit (t) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC on March 2, 2026, and incorporated herein by reference.

EXHIBIT INDEX

(h)	Underwriting Agreement
(j)(2)	Form of Investment Management Trust Agreement